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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2005
COMMISSION FILE No. 1-31690

TransCanada Corporation
(Translation of Registrant's Name into English)

450 - 1 Street S.W., Calgary, Alberta, T2P 5H1, Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐                        Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

Attached as Exhibit 99.1 to this Form 6-K is a copy of the Registrant's news release of February 1, 2005. This news release is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by TransCanada Corporation under the Securities Act of 1933, as amended.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRANSCANADA CORPORATION
By:	/s/ RUSSELL K. GIRLING Russell K. Girling Executive Vice-President, Corporate Development and Chief Financial Officer
By:	/s/ LEE G. HOBBS Lee G. Hobbs Vice-President and Controller

February 1, 2005

EXHIBIT INDEX

99.1
A copy of the Registrant's news release of February 1, 2005.

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SIGNATURES
EXHIBIT INDEX